Exhibit 99.1

FORM 51-101 F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

To the Board of Directors of Provident Energy Ltd. (the “Company”):

1.
We have evaluated the Company’s reserves data as at December 31, 2008. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2008, estimated using forecast prices and costs:

2.
The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year end December 31, 2008 and identifies the respective portions thereof that we have evaluated and reported on to the Company’s management/Board of Directors:

			Net Present Value of Future Net Revenue
			($M, before income taxes, 10% discount rate)
Independent Qualified Reserves Evaluator or Auditor	Provident Energy Ltd. Reserve Estimation and Economic Evaluation	Location of Reserves (Country or Foreign Geographic Area)	Audited	Evaluated	Reviewed	Total

AJM Petroleum Consultants	March 2, 2009	NW Alberta, Canada	-	$364,500.6	-	$364,500.6

5.
In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.
Because the reserves data are based on judgments regarding future events, actual events will vary and the variations may be material. However, any variation should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Executed as to our report referred to above:

AJM Petroleum Consultants
Fifth Avenue Place, East Tower
6th Floor, 425 – 1st Street S.W.	Original Signed by: “D. S. Ashton”
Calgary, Alberta	D. S. Ashton, P. Eng.
T2P 3P8	Vice President Engineering

Execution date: March 2, 2009

March 2, 2009

Provident Energy Ltd.
2100, 250 – 2nd Street S.W.
Calgary, Alberta
T2P 0C1

Attention: The Board of Directors of Provident Energy Ltd.

Re:	Form 51-101F2 Report on Reserves Data by an Independent Qualified Reserves Evaluator of Provident Energy Ltd. (the “Company”)

To the Board of Directors of Provident Energy Ltd. (the “Company”):

1.
We have evaluated the Company’s reserves data as at December 31, 2008.  The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at
December 31, 2008 estimated using forecast prices and costs.

2.
The reserves data are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and
Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of
Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining,
Metallurgy & Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB  T2P 3G6     Tel: (403) 262-5506     Fax: (403) 233-2744 www.mcdan.com

Provident Energy Ltd.	Page 2
Forecast Prices and Costs	March 2, 2009

4.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the
Company evaluated by us, for the year ended December 31, 2008, and identifies the respective portions thereof that we have evaluated, audited and reviewed and reported on to the Company’s management:

		Net Present Value of Future Net Revenue $M (before income taxes, 10% discount rate)
Preparation Date of Evaluation Report	Location of Reserves	Audited	Evaluated	Reviewed	Total

March 2, 2009	Canada	-	1,156,815	-	1,156,815

5.
In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.  We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.	We have no responsibility to update our report referred to in paragraph 4 for events and circumstances occurring after the preparation date.

7.
Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.  However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Executed as to our report referred to above:

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

“signed by P. A. Welch”
________________________
P. A. Welch, P. Eng.
President & Managing Director

Calgary, Alberta

PROVIDENT ENERGY TRUST
Form 51-101F1
STATEMENT OF RESERVES DATA
AND OTHER OIL AND GAS INFORMATION

PART 1   Date of Statement

Provident s reserves were evaluated by McDaniel & Associates Consultants Ltd. (McDaniel) and by AJM Petroleum Consultants (AJM) effective December 31, 2008 in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (NI 51-101).  McDaniel and AJM are independent qualified reserves evaluators appointed pursuant to NI 51-101. The following table presents the relative dates.

RELATIVE DATES
Date of Statement	March 11, 2009
Evaluator	Effective Date	Statement Date
McDaniel	December 31, 2008	March 2, 2009
AJM	December 31, 2008	March 2, 2009

PART 2   Disclosure of Reserves Data

Reserves and Future Net Revenue

The following is a summary as at December 31, 2008 of the crude oil, natural gas and NGL reserves attributed by the McDaniel and AJM reports and the estimated net present values of future net revenues associated with such reserves, based on forecast price and cost assumptions and on constant price and cost assumptions.  The tables summarize the data contained in the evaluations and as a result may contain slightly different numbers than the evaluations due to rounding. All evaluations at forecast prices and costs used the McDaniel January 1, 2009 price forecast.

On June 17, 2008 Provident Energy Trust ("Provident") announced that it had sold a portion of its U.S. oil and gas business consisting of its 22 percent interest in BreitBurn Energy Partners L.P. ("BreitBurn MLP") and its 96 percent interest in BreitBurn GP LLC ("BreitBurn GP"). On July 30, 2008 Provident announced that it had reached an agreement to sell the remaining portion of its U.S. oil and gas business, BreitBurn Energy Company L.P. ("BreitBurn"). Provident subsequently announced the close of the sale of BreitBurn on August 26, 2008. After the transactions all of Provident s reserves are located in Canada.

All evaluations of future net revenue are after the deduction of royalties, development costs, production costs and well abandonment costs but before consideration of indirect costs such as administrative overhead and other miscellaneous expenses.  Alberta royalties are based on the New Royalty Framework including the Transitional Royalties which came into effect January 1, 2009.  The estimated future net revenue contained in the following tables does not necessarily represent the fair market value of Provident's reserves. There is no assurance the forecast price and cost assumptions contained in the reserve reports will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are included in the reserve reports. The recovery and reserves estimates on the properties described herein are estimates only. Because the reserves data are based on judgments regarding future events, actual results will vary and variations may be material.

The following notes apply to the reserve tables.

Notes:

1.
"Gross Reserves" are Provident's working interest (operated or non-operated) share before deducting royalties and without including any royalty interests of Provident. "Net Reserves" are Provident's working interest (operated or non-operated) share after deduction of royalty obligations, plus Provident's royalty interests in reserves.

2.
"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely the actual remaining quantities recovered will exceed the estimated proved reserves.

3.
"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.

4.
"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

5.
"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

6.
"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production.

They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.
7.	Natural Gas includes associated and non-associated gas and solution gas.
8.	All evaluations at forecast prices and costs used the McDaniel January 1, 2009 price forecast.
9.	All values presented in Canadian dollars.
10.
The definition of light, medium and heavy oil for Canada is consistent with the royalty regime of each Province. Heavy Oil within the province of Alberta includes oil defined as heavy and ultra-heavy in accordance with the New Royalty Framework, which came into effect on January 1, 2009.

Reserves and Future Net Revenue at Forecast Prices and Costs

The following is a summary as at December 31, 2008 of the crude oil, natural gas and NGL reserves attributed by the McDaniel and AJM reports and the estimated net present values of future net revenues associated with such reserves based on forecast price and cost assumptions.

OIL AND GAS RESERVES

FORECAST PRICES AND COSTS (McDaniel Price Forecast)

as of December 31, 2008

							Coal Bed Methane +
	Light and Medium Oil		Heavy Oil		Natural Gas		Shale Gas		Natural Gas L iquids
Reserves Category	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Developed Producing	18,075	13,934	3,754	3,122	154,109	129,725	347	475	1,994	1,402
Developed Non-Producing	199	143	195	164	17,388	11,739	4	4	108	72
Undeveloped	1,586	1,402	1,145	844	20,705	17,242	0	0	161	102
Total Proved	19,859	15,479	5,094	4,129	192,201	158,707	351	478	2,262	1,576
Probable	19,400	12,723	3,982	3,084	82,149	66,615	251	300	924	648
Proved plus Probable	39,259	28,202	9,076	7,213	274,350	225,322	601	778	3,186	2,223

NET PRESENT VALUES OF FUTURE NET REVENUE
FORECAST PRICES AND COSTS (McDaniel Price Forecast)
as of December 31, 2008

		Before Income Taxes					After Income Taxes
		Discounted at					Discounted at
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Developed Producing	1,422	1,141	951	818	720	1,422	1,141	951	818	720
Developed Non-Producing	53	52	43	35	29	53	52	43	35	29
Undeveloped	108	63	34	15	2	100	60	33	15	2
Total Proved	1,583	1,256	1,029	868	751	1,575	1,253	1,027	868	751
Probable	1,464	764	493	355	274	1,136	607	404	300	237
Total Proved plus Probable	3,047	2,021	1,521	1,224	1,025	2,711	1,860	1,431	1,168	988

TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
FORECAST PRICES AND COSTS (McDaniel Price Forecast)
as of December 31, 2008
						Future Net		Future Net
						Revenue		Revenue
						Before		After
			Operating	Development	Abandonment	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Total Proved	3,873	798	1,194	165	133	1,583	8	1,575
Proved plus
Probable	7,109	1,732	1,962	222	146	3,047	336	2,711

Notes:

1.	After tax values have been calculated according to the current legislation that the Trust will be taxable as of January 1, 2011.
2.	Royalties include the Saskatchewan Corporation Capital Tax Resource Surcharge.

FUTURE NET REVENUE BY PRODUCTION GROUP
FORECAST PRICES AND COSTS (McDaniel Price Forecast) as of December 31, 2008

	Net	Future Net Revenue Before Income Taxes
	Reserves	Discounted at 10%
	Oil		Unit Value
	(Mbbl)	(M$)	($/bbl or $/Mcf)
Light and Medium Oil
Proved Developed Producing	13,934	466,636	33 .49
Proved Developed Non-Producing	143	2,832	19 .75
Proved Undeveloped	1,402	21,541	15 .37
Total Proved	15,479	491,009	31 .72
Probable	12,723	258,084	20 .29
Total Proved Plus Probable	28,202	749,093	26 .56
Heavy Oil
Proved Developed Producing	3,122	69,778	22 .35
Proved Developed Non-Producing	164	1,624	9 .90
Proved Undeveloped	844	4,985	5 .91
Total Proved	4,129	76,388	18 .50
Probable	3,084	63,492	20 .59
Total Proved Plus Probable	7,213	139,880	19 .39
Associated and Non-Associated Gas	Gas
(excludes Solution Gas)	(MMcf)
Proved Developed Producing	119,031	445,934	3 .75
Proved Developed Non-Producing	11,447	38,291	3 .35
Proved Undeveloped	15,706	29,775	1 .90
Total Proved	146,184	513,999	3 .52
Probable	61,002	176,202	2 .89
Total Proved Plus Probable	207,186	690,202	3 .33
Coalbed Methane and Shale Gas
Proved Developed Producing	475	2,198	4 .63
Proved Developed Non-Producing	4	19	5 .17
Proved Undeveloped	0	0	0 .00
Total Proved	478	2,217	4 .63
Probable	300	1,041	3 .47
Total Proved Plus Probable	778	3,258	4 .19

Notes:

1.	Solution Gas Future Net Revenue is included with Light and Medium Crude Oil and Heavy Oil.
2.	Associated and Non-Associated Gas does not include Solution Gas.
3.	Processing Income and Other Revenue or Expenses are not included in the above Future Net Revenue.
4.	Abandonment costs for inactive wells are included in the Proved Developed Non-Producing reserve category.

Reserves and Future Net Revenue at Constant Prices and Costs

The following is a summary as at December 31, 2008 of the crude oil, natural gas and NGL reserves attributed by the McDaniel and AJM reports and the estimated net present values of future net revenues associated with such reserves based on constant price and cost assumptions.

OIL AND GAS RESERVES

CONSTANT PRICES AND COSTS
as of December 31, 2008

							Coal Bed Methane +
	Light and Medium Oil		Heavy Oil		Natural Gas		Shale Gas		Natural Gas Liquids
Reserves Category	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
Developed Producing	16,493	14,478	2,819	2,419	147,195	127,999	336	463	1,916	1,348
Developed Non-Producing	187	167	98	89	16,904	12,587	4	4	106	71
Undeveloped	735	642	0	0	18,189	15,632	0	0	159	101
Total Proved	17,415	15,287	2,918	2,508	182,289	156,217	340	466	2,181	1,520
Probable	18,560	16,014	1,482	1,279	77,855	67,166	232	285	889	626
Proved plus Probable	35,975	31,301	4,400	3,787	260,143	223,383	572	752	3,071	2,146

NET PRESENT VALUES OF FUTURE NET REVENUE
CONSTANT PRICES AND COSTS
as of December 31, 2008

	Before Income Taxes		After Income Taxes
	Discounted at		Discounted at
	0%	10%	0%	10%
Proved	(MM$)	(MM $)	(MM$)	(MM $)
Developed Producing	649	479	649	479
Developed Non-Producing	33	25	33	25
Undeveloped	14	(8)	14	(8)
Total Proved	697	496	697	496
Probable	601	233	601	233
Proved plus Probable	1,297	729	1,297	729

TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
CONSTANT PRICES AND COSTS
as of December 31, 2008

						Future Net		Future Net
					Abandonment	Revenue		Revenue
					and	Before		After
			Operating	Development	Reclamation	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Total Proved	1,994	291	820	95	91	697	0	697
Proved plus
Probable	3,227	470	1,241	128	91	1,297	0	1,297

Notes:
1.	After tax values have been calculated according to the current legislation that the Trust will be taxable as of January 1, 2011.
2.	Royalties include the Saskatchewan Corporation Capital Tax Resource Surcharge.

FUTURE NET REVENUE BY PRODUCTION GROUP
CONSTANT PRICES AND COSTS
as of December 31, 2008

	Net	Future Net Revenue Before Income Taxes
	Reserves	Discounted at 10%
	Oil		Unit Value
	(Mbbl)	(M$)	($/bbl or $/Mcf)
Light and Medium Oil
Proved Developed Producing	14,478	201,633	13.93
Proved Developed Non-Producing	167	1,049	6.29
Proved Undeveloped	642	2,668	4.15
Total Proved	15,287	205,349	13.43
Probable	16,014	120,577	7.53
Total Proved Plus Probable	31,301	325,926	10.41
Heavy Oil
Proved Developed Producing	2,419	9,270	3.83
Proved Developed Non-Producing	89	(1,493)	(16.78)
Proved Undeveloped	0	0	0.00
Total Proved	2,508	7,777	3.10
Probable	1,279	10,237	8.00
Total Proved Plus Probable	3,787	18,014	4.76
Associated and Non-Associated Gas	Gas
(excludes Solution Gas)	(MMcf)
Proved Developed Producing	118,022	294,507	2.50
Proved Developed Non-Producing	12,268	25,347	2.07
Proved Undeveloped	15,581	10,355	0.66
Total Proved	145,870	330,209	2.26
Probable	61,414	107,253	1.75
Total Proved Plus Probable	207,284	437,462	2.11
Coalbed Methane and Shale Gas
Proved Developed Producing	463	1,542	3.33
Proved Developed Non-Producing	4	14	3.86
Proved Undeveloped	0	0	0.00
Total Proved	466	1,557	3.34
Probable	285	603	2.11
Total Proved Plus Probable	752	2,160	2.87

Notes:

1.	Solution Gas Future Net Revenue is included with Light and Medium Crude Oil and Heavy Oil.
2.	Associated and Non-Associated Gas does not include Solution Gas.
3.	Processing Income and Other Revenue or Expenses are not included in the above Future Net Revenue.
4.	Abandonment costs for inactive wells are included in the Proved Developed Non-Producing reserve category.

PART 3   Pricing Assumptions

The pricing assumptions used for the reserves at forecast prices and costs as well as the inflation rates used for operating and capital costs are set forth in the following McDaniel & Associates Consultants Ltd. Summary of Price Forecasts as of January 1, 2009. The price offsets and differentials were determined for each property by comparing actual historical benchmarks to actual prices received at that property.

McDANIEL & ASSOCIATES CONSULTANTS Ltd.
SUMMARY of PRICE FORECASTS, INFLATION FACTORS and EXCHANGE RATES
January 1, 2009

			Alberta		Sask.	Alberta
	WTI	Edmonton	Bow River	Alberta	Cromer	AECO			U.S./Cdn.
	Crude	Light	Hardisty	Heavy	Medium	Spot Gas	Edmonton		Exchange
	Oil	Crude Oil	Crude Oil	Crude Oil	Crude Oil	Price	NGL Mix	Inflation	Rate
Year	$ US/bbl	$ Cdn/bbl	$ Cdn/bbl	$ Cdn/bbl	$ Cdn/bbl	$ Cdn/MMbtu	$ Cdn/bbl	%	$ US/$Cdn
Historical
2004	41.40	52.54	37.60	30.40	45.94	6.87	39.94	2.00	0.770
2005	56.56	68.72	44.83	34.35	57.47	8.58	53.34	2.10	0.826
2006	66.23	72.80	51.55	42.85	61.25	7.16	56.47	2.20	0.880
2007	72.30	76.35	53.25	44.90	65.40	6.65	61.38	2.00	0.935
2008	99.60	102.20	84.30	76.80	93.20	8.15	74.70	2.40	0.943
Forecast
2009	60.00	69.60	54.80	47.00	61.80	7.40	52.00	2.00	0.850
2010	71.40	83.00	65.30	56.10	73.70	8.00	61.10	2.00	0.850
2011	83.20	91.40	72.00	61.80	81.20	8.45	66.90	2.00	0.900
2012	90.20	93.90	73.90	64.00	83.40	8.80	68.90	2.00	0.950
2013	97.40	96.30	75.90	65.60	85.60	9.05	70.70	2.00	1.000
2014	99.40	98.30	77.40	67.00	87.40	9.25	72.20	2.00	1.000
2015	101.40	100.30	79.00	68.80	89.10	9.45	73.60	2.00	1.000
2016	103.40	102.30	80.50	70.20	90.90	9.60	75.00	2.00	1.000
2017	105.40	104.20	82.10	71.60	92.60	9.80	76.40	2.00	1.000
2018	107.60	106.40	83.80	73.00	94.60	10.00	78.10	2.00	1.000
2019	109.70	108.50	85.40	74.50	96.40	10.20	79.60	2.00	1.000
2020	111.90	110.70	87.20	76.00	98.30	10.40	81.20	2.00	1.000
2021	114.10	112.80	88.90	77.50	100.30	10.60	82.80	2.00	1.000
2022	116.40	115.10	90.70	79.00	102.30	10.80	84.50	2.00	1.000
2023	118.80	117.50	92.50	80.70	104.40	11.05	86.20	2.00	1.000
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	2.00	1.000

The product prices and the exchange rates used in the constant price and cost evaluations are based on the prices and costs as of December 31, 2008 as shown in the following table.

SUMMARY of PRICING ASSUMPTIONS
CONSTANT PRICES and COSTS

			Alberta		Sask.	Alberta
	WTI	Edmonton	Bow River	Alberta	Cromer	Natural		U.S./Cdn.
	Crude	Light	Hardisty	Heavy	Medium	Gas at	Edmonton	Exchange
	Oil	Crude Oil	Crude Oil	Crude Oil	Crude Oil	Field Gate	NGL Mix	Rate
Year	$ US/bbl	$ Cdn/bbl	$ Cdn/bbl	$ Cdn/bbl	$ Cdn/bbl	$ Cdn/MMbtu	$ Cdn/bbl	$ US/$Cdn
12/31/2004	43.45	46.51	25.03	18.03	38.46	6.62	35.30	0.831
12/31/2005	61.04	68.46	36.71	25.70	51.65	9.80	56.30	0.858
12/31/2006	61.05	67.06	49.66	41.71	58.96	5.93	48.10	0.858
12/31/2007	95.98	93.76	53.87	43.85	73.73	6.32	64.40	1.012
12/31/2008	44.60	45.12	33.88	24.93	38.81	6.15	44.30	0.817

Notes:

1.	December 31, 2008 WTI settlement price from Bloomberg.
2.	Edmonton Light, Bow River and Cromer prices are based on the December 31, 2008 WTI price, December 31, 2008 exchange rate and December 2008 differentials to WTI.
3.	Alberta Heavy Crude prices are based on historical price differentials.
4.	Alberta Natural Gas prices at Field Gate are estimated from AECO year-end closing prices. The AECO price as of December 31, 2008 was $6.35/MMbtu.

PART 4   Reconciliations of Changes in Reserves

The following tables set forth a reconciliation of the changes in Provident's gross (working interest) light and medium crude oil, heavy oil and associated and non-associated gas (combined) reserves as at December 31, 2008 against such reserves as at December 31, 2007 based on the forecast price and cost assumptions set forth in Part 3. The disposition of U.S. reserves is shown in the Consolidated and U.S. tables.

RECONCILIATION OF GROSS (WORKING INTEREST) RESERVES
BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS (McDaniel Price Forecast)

CONSOLIDATED
	Light & Medium Oil			Heavy Oil			Associated & Non-Associated Gas			Coal Bed Methane & Shale Gas
	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)
At December 31, 2007	88,437	30,750	119,187	17,997	10,022	28,020	261,265	98,913	360,178	581,166	62,726	643,891
Extensions	354	215	569	1,362	1,333	2,695	5,438	2,331	7,769	19	7	27
Improved Recovery	256	82	337	741	241	981	5,423	560	5,983	0	0	0
Technical Revisions	(571)	(313)	(884)	(571)	(310)	(881)	557	(2,700)	(2,143)	21	(40)	(18)
Discoveries	0	0	0	0	0	0	0	0	0	0	0	0
Acquisitions	662	306	967	0	0	0	239	172	411	0	0	0
Dispositions	(63,672)	(11,651)	(75,323)	(13,330)	(7,304)	(20,635)	(40,920)	(17,893)	(58,813)	(579,250)	(62,447)	(641,697)
Economic Factors	19	12	30	0	0	0	2,075	765	2,841	6	4	10
Production	(5,625)	0	(5,625)	(1,104)	0	(1,104)	(41,875)	0	(41,875)	(1,611)	0	(1,611)
At December 31, 2008	19,859	19,400	39,259	5,094	3,982	9,076	192,201	82,148	274,350	351	251	601

RECONCILIATION OF GROSS (WORKING INTEREST) RESERVES
BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS (McDaniel Price Forecast)

CANADA
	Light & Medium Oil			Heavy Oil			Associated & Non-Associated Gas			Coal Bed Methane
	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)
At December 31, 2007	22,864	19,099	41,963	4,403	2,718	7,121	209,088	81,020	290,108	445	279	724
Extensions	354	215	569	1,362	1,333	2,695	5,438	2,331	7,769	19	7	27
Improved Recovery	256	82	337	741	241	981	5,423	560	5,983	0	0	0
Technical Revisions	(571)	(313)	(884)	(571)	(310)	(881)	557	(2,700)	(2,143)	21	(40)	(18)
Discoveries	0	0	0	0	0	0	0	0	0	0	0	0
Acquisitions	662	306	967	0	0	0	239	172	411	0	0	0
Dispositions	0	0	0	0	0	0	0	0	0	0	0	0
Economic Factors	19	12	30	0	0	0	2,075	765	2,841	6	4	10
Production	(3,724)	0	(3,724)	(841)	0	(841)	(30,618)	0	(30,618)	(140)	0	(140)
At December 31, 2008	19,859	19,400	39,259	5,094	3,982	9,076	192,201	82,148	274,350	351	251	601
UNITED STATES

	Light & Medium Oil			Heavy Oil			Associated & Non-Associated Gas			Coal Bed Methane
	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)
At December 31, 2007	65,573	11,651	77,224	13,594	7,304	20,898	52,177	17,893	70,070	580,721	62,447	643,168
Extensions	0	0	0	0	0	0	0	0	0	0	0	0
Improved Recovery	0	0	0	0	0	0	0	0	0	0	0	0
Technical Revisions	0	0	0	0	0	0	0	0	0	0	0	0
Discoveries	0	0	0	0	0	0	0	0	0	0	0	0
Acquisitions	0	0	0	0	0	0	0	0	0	0	0	0
Dispositions	(63,672)	(11,651)	(75,323)	(13,330)	(7,304)	(20,635)	(40,920)	(17,893)	(58,813)	(579,250)	(62,447)	(641,697)
Economic Factors	0	0	0	0	0	0	0	0	0	0	0	0
Production	(1,901)	0	(1,901)	(264)	0	(264)	(11,257)	0	(11,257)	(1,471)	0	(1,471)
At December 31, 2008	0	0	0	0	0	0	0	0	0	0	0	0

Notes:

1.	Associated and Non-Associated Gas includes solution gas.
2.	NGL Reserves excluded from reconciliation.
3.	Segregated production data between Associated and Non-Associated Gas were not available for United States properties. Hence U.S. Shale Gas production is estimated.
4.	Improved Recovery includes recompletions and workovers.

PART 5   Additional Information Relating to Reserves Data

Undeveloped Reserves

Proved and probable undeveloped reserves were assigned primarily to the ongoing development of the shallow Bluesky gas pools at the Rainbow Bluesky, Haro and Long Lake properties and the new Pekisko oil development at the Haro property in northwest Alberta. Proved and probable undeveloped reserves have also been assigned to the ongoing horizontal oil development at the Steelman, Ingoldsby East and Crystal Hills properties in southeast Saskatchewan, the continued horizontal drilling development and waterflood implementation of the Dixonville Montney C Pool, and ongoing heavy oil development drilling in the Lloydminster area.  The aforementioned undeveloped reserves account for over 83 percent of Provident s total undeveloped reserves on a proved plus probable basis as of December 31, 2008.

In northwest Alberta, undeveloped proved and probable natural gas and natural gas liquids reserves were assigned for the ongoing development drilling of the shallow Bluesky gas pools at the Rainbow Bluesky, Haro and Long Lake properties.  The majority of the undeveloped reserves were assigned to the Rainbow Bluesky area. Undeveloped reserves for the Bluesky gas pools are scheduled over a five year timeframe to replace naturally occurring production decline.

Also in northwest Alberta, undeveloped proved and probable oil reserves were assigned to a new Pekisko oil development at the Haro property.  Based on two successful wells drilled in 2008, proved plus probable undeveloped oil reserves were assigned to four offset locations and probable undeveloped oil reserves were assigned to two additional locations. Development of the Pekisko oil pools are scheduled over a two year timeframe.

In southeast Saskatchewan, undeveloped proved and probable oil reserves were assigned at the Steelman, Ingoldsby East and Crystal Hills properties based on ongoing horizontal development programs. Undeveloped solution gas reserves were also assigned in the Steelman area for some locations based on existing gas conservation.  The horizontal well development programs at Steelman and Ingoldsby East target the Frobisher zone while the program at Crystal Hills targets the Souris Valley zone. Ingoldsby East and Crystal Hills development is scheduled in 2009 while Steelman development is scheduled over a two year timeframe.

In Dixonville, Alberta, proved and probable undeveloped oil and natural gas reserves were assigned to the continued drilling development of the Dixonville Montney C Pool by horizontal wells, primarily on the eastern end of the pool. Undeveloped reserves in Dixonville are scheduled over a two year timeframe, in conjunction with the expansion and implementation of a pool-wide waterflood scheme.

In the Lloydminster area, straddling the border between Alberta and Saskatchewan, proved and probable undeveloped heavy oil reserves were assigned based on continued plans to develop the Sparky and/or General Petroleum zones with vertical drilling.  Undeveloped reserves in the Lloydminster area are scheduled over a two year timeframe.

The following tables set forth the volumes of net proved and probable undeveloped reserves attributed for each product type in Canada based upon forecast prices and costs for each year since 2001.  Proved and probable undeveloped reserves were attributed in accordance with NI 51-101.  The increase in Heavy Oil undeveloped reserves is attributable to the reserves added for the Pekisko Oil play at Haro in northwest Alberta.

NET PROVED UNDEVELOPED RESERVES
FORECAST PRICES AND COSTS (McDaniel Price Forecast)

					CANADA
	Change in	Light a nd					Change in	Natural Gas	C hange in	Coa l Bed
	Light and	Me dium Oil a t	Cha nge in	Heavy Oil	Change in	Natural Gas at	Natural Gas	Liquids at	Coal Bed	Methane
	Medium Oil	Yr- End	Heavy Oil	at Yr-End	Natural Gas	Yr-End	Liquids	Yr-End	Methane	at Yr- End
	(Mbbl)	(M bbl)	(M bbl)	(Mbbl)	(MMcf)	(M Mcf)	(Mbbl)	(M bbl)	(M Mcf)	(MM cf)
2001	0	230	0	4,287	0	4,924	0	122	0	0
2002	100	330	(512)	3,775	(1,429)	3,495	(74)	48	0	0
2003	(175)	155	(1,030)	2,745	(1,721)	1,774	(9)	39	0	0
2004	66	221	(224)	2,521	4,837	6,611	65	104	0	0
2005	(183)	38	(1,794)	727	(3,478)	3,133	(5)	99	0	0
2006	202	240	(364)	363	11,160	14,293	(19)	80	0	0
2007	4,510	4,750	(2)	361	3,697	17,990	(5)	75	0	0
2008	(3,348)	1,402	482	844	(747)	17,242	27	102	0	0

NET PROBABLE UNDEVELOPED RESERVES
FORECAST PRICES AND COSTS (McDaniel Price Forecast)
CANADA

	Change in	Light a nd					Change in	Natural Gas	C hange in	Coa l Bed
	Light and	Me dium Oil a t	Cha nge in	Heavy Oil	Change in	Natural Gas at	Natural Gas	Liquids at	Coal Bed	Methane
	Medium Oil	Yr- End	Heavy Oil	at Yr-End	Natural Gas	Yr-End	Liquids	Yr-End	Methane	at Yr- End
	(Mbbl)	(M bbl)	(M bbl)	(Mbbl)	(MMcf)	(M Mcf)	(Mbbl)	(M bbl)	(M Mcf)	(MM cf)
2001	0	512	0	3,850	0	5,873	0	209	0	0
2002	(391)	121	(411)	3,439	(3,491)	2,382	(167)	42	0	0
2003	107	228	(258)	3,181	(1,561)	821	(30)	12	0	0
2004	350	578	(955)	2,226	4,797	5,618	97	109	0	0
2005	(504)	74	(1,436)	791	(3,781)	1,837	(76)	33	0	0
2006	448	522	2	792	14,400	16,238	69	102	0	0
2007	2,805	3,327	309	1,101	3,298	19,536	3	105	94	94
2008	(2,481)	846	243	1,344	(9,477)	10,059	(59)	46	(94)	0

Notes:

1.	Provident was established as a trust in 2001.
2.
The definition of light, medium and heavy oil for Canada is consistent with the royalty regime of each Province. Heavy Oil within the province of Alberta includes oil defined as heavy and ultra-heavy in accordance with the New Royalty
Framework, which came into effect on January 1, 2009.

The following tables set forth the volumes of net proved and probable undeveloped reserves attributed for each product type in the United States based upon forecast prices and costs for each year since the U.S. assets were acquired in 2004 until they were sold in 2008.  Proved and probable undeveloped reserves were attributed in accordance with NI 51-101.

NET PROVED UNDEVELOPED RESERVES
FORECAST PRICES AND COSTS (McDaniel Price Forecast)
UNITED STATES

	Change in	Light and					Change in	Natural Gas
	Light and	Medium Oil a t	Change in	Heavy Oil	Change in	Natural Gas at	Natural Gas	Liquids at	C hange in	Shale Gas
	Medium Oil	Yr- End	Heavy Oil	at Yr-End	Natural Gas	Yr-End	Liquids	Yr-End	Shale Gas	at Yr- End
	(Mbbl)	(M bbl)	(M bbl)	(Mbbl)	( MMcf)	(M Mcf)	( Mbbl)	(M bbl)	(M Mcf)	(MM cf)
2004	0	6,931	0	1,812	0	8,766	0	499	0	0
2005	1,216	8,147	2,118	3,930	(232)	8,534	(26)	474	0	0
2006	(43)	8,104	270	4,200	457	8,991	6	479	0	0
2007	(1,716)	6,388	(1,695)	2,505	(2,679)	6,313	221	700	44,728	44,728
2008	(6,388)	0	(2,505)	0	(6,313)	0	(700)	0	(44,728)	0

NET PROVED UNDEVELOPED RESERVES
FORECAST PRICES AND COSTS (McDaniel Price Forecast)
UNITED STATES
								Natural
	Change in	Light and					Change in	Gas
	Light and	Medium Oil at	Change in	Heavy Oil	Change in	Natural Gas at	Natural Gas	Liquids at	Change in	Shale Gas
	Medium Oil	Yr- End	Heavy Oil	at Yr-End	Natural Gas	Yr-End	Liquids	Yr-End	Shale Gas	at Yr- End
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	( MMcf)	(MMcf)	( Mbbl)	(M bbl)	(M Mcf)	(MM cf)
2004	0	3,349	0	2,681	0	4,247	0	306	0	0
2005	1,026	4,375	2,866	5,547	(38)	4,210	(13)	293	0	0
2006	(320)	4,055	(375)	5,172	417	4,626	4	296	0	0
2007	3,253	7,309	921	6,093	8,844	13,471	410	707	38,505	38,505
2008	(7,309)	0	(6,093)	0	(13,471)	0	(707)	0	(38,505)	0

Notes:

1.	U.S. properties were acquired in 2004 and sold in 2008.
2.	Heavy Oil for the U.S. properties is oil with a density between 10 to 22.3 degrees API, as defined by NI 51-101 in a jurisdiction that has no royalty regime specific to heavy oil.

Significant Factors or Uncertainties

The recovery and reserves estimates on the properties described herein are estimates only. Because the reserves data are based on judgments regarding future events, actual results will vary and variations may be material. There is no assurance that the forecast price and cost assumptions contained in the reserve reports will be attained and variances could be material.  Other assumptions and qualifications relating to costs and other matters are included in the reserve reports. Other significant factors or uncertainties that may impact the reserves and values are those factors relating to the oil and gas business in general as discussed in the Management s Discussion and Analysis and in the Annual Information Form.

Future Development Costs

The following table sets out the future development costs for undeveloped reserves for total proved and proved plus probable reserves at forecast prices and costs and for total proved reserves at constant prices and costs. Provident will use a combination of funding sources for future development costs including internally generated cash flow, debt and equity financing including dividend re-investment programs and other equity issues.  The cost of these funds is not expected to have a material or significant impact on disclosed reserves.

FUTURE DEVELOPMENT COSTS as of December 31, 2008
			Constant
			Prices and
	Forecast Prices and Costs		Costs
	Total	Total Proved	Total
	Proved	plus Probable	Proved
	(M$)	(M$)	(M$)
2009	65,400	94,300	42,600
2010	60,100	77,200	16,900
2011	13,300	14,400	12,400
2012	13,600	16,600	12,600
2013	10,400	15,200	8,200
Total for 5 years	162,800	217,700	92,700
Total for all years undiscounted	165,400	221,800	94,900
Total for all years discounted at 10%	144,600	194,700	81,500

PART 6   Other Oil and Gas Information

Significant Properties

Provident s oil and gas properties are all located onshore in Alberta, Saskatchewan and northeast British Columbia. The top five most significant properties based on total proved plus probable net present value using forecast prices and costs are: (i) Dixonville Oil, which consists of the Dixonville Montney C light oil pool in Alberta s Peace River Arch; (ii) Rainbow Bluesky, a northwest Alberta natural gas property; (iii) Haro, a natural gas and emerging oil property in northwest Alberta, (iv) Steelman, a southeast Saskatchewan property producing light oil primarily from the Frobisher formation; and (v) Long Lake, another natural gas property in northwest Alberta. In aggregate, these five properties comprise approximately 41 percent of the Canadian total proved plus probable net present value using forecast prices and costs.

Dixonville Oil, which is located in Alberta s Peace River Arch, produces light oil from the Dixonville Montney C Pool.  The pool was discovered in 2000, with the majority of the development drilling occurring after 2004. Provident acquired this property in 2007 from Capitol Energy Resources Ltd. Provident currently owns 100 percent working interest and operates 165 producing oil wells. The pool has been developed primarily with horizontal wells and portions of the pool are already under waterflood. Further development drilling and waterflood expansion is planned for the next two years. Remaining Provident interest total proved and proved plus probable reserves are estimated by McDaniel to be 9.8 and 25.1 million barrels of oil equivalent1, respectively, as of December 31, 2008

________________________
1 BOE may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. BOE conversions of 1:1 were used for Heavy Oil and NGL.

at forecast prices and costs.  Company share proved developed producing production from the Dixonville Oil property is forecast to average 2,702 boe/d in 2009 based on forecast prices and costs.

The Rainbow Bluesky property is primarily a natural gas producing property located approximately 300 kilometers north of Grande Prairie in northwest Alberta.  Provident acquired this property with the Rainbow Assets during 2006. Provident currently owns working interests ranging from 12 to 100 percent in 146 producing gas wells and minor royalty interests in two producing oil wells. Production is primarily natural gas from the shallow Cretaceous Bluesky sandstone formation.  Remaining Provident interest total proved and proved plus probable reserves are estimated by AJM to be 8.7 and 11.9 million barrels of oil equivalent, respectively, as of December 31, 2008 at forecast prices and costs.  Company share proved developed producing production from the Rainbow Bluesky property is forecast to average 1,992 boe/d in 2009 based on forecast prices and costs.

Haro is a natural gas and emerging oil property in northwest Alberta.  The Haro property produces natural gas primarily from the shallow Cretaceous Bluesky sandstone formation and recently began producing oil from the Pekisko formation. Provident currently owns working interests ranging from 1.5 to 100 percent in 122 producing gas wells and 100 percent working interests in two producing Pekisko oil wells. Remaining Provident interest total proved and proved plus probable reserves are estimated by AJM to be 4.0 and 6.6 million barrels of oil equivalent respectively, as of December 31, 2008 at forecast prices and costs. Company share proved developed producing production is forecast to average 1,278 boe/d in 2009 based on forecast prices and costs.

Steelman, an oil producing property in southeast Saskatchewan, was acquired in December 2007. The Frobisher oil pool is primarily developed with horizontal wells. Provident currently owns working interests ranging from 18.75 to 75 percent in 33 producing oil wells.  Further horizontal development drilling is planned for the next two years. Remaining Provident interest total proved and proved plus probable reserves are estimated by McDaniel to be 0.9 and 1.7 million barrels of oil equivalent respectively, as of December 31, 2008 at forecast prices and costs. Company share proved developed producing production from Steelman is forecast to average 536 boe/d in 2009 based on forecast prices and costs.

Long Lake is a natural gas property in northwest Alberta. The Long Lake property produces natural gas from the Bluesky and deeper Banff and Pekisko Mississippian formations.  Remaining Provident interest total proved and proved plus probable reserves are estimated by AJM to be 2.2 and 3.1 million barrels of oil equivalent respectively, as of December 31, 2008 at forecast prices and costs. Company share proved developed producing production is forecast to average 707 boe/d in 2009 based on forecast prices and costs.

Oil and Gas Wells

The following table sets forth the number of oil and gas wells in which Provident held a working interest as at December 31, 2008.

		Producing Wells			Non-Producing Wells				Other Wells
	Oil		Natural Gas		Oil		Natural Gas
Province	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	1,279	685.7	1,810	864.5	940	505.5	534	264.0	1,020	532.5
British Columbia	172	3.6	189	1.4	144	6.0	26	1.9	142	5.2
Saskatchewan	1,359	420.4	186	160.5	528	181.4	90	82.5	166	134.6
Total	2,810	1,109.6	2,185	1,026.4	1,612	692.9	650	348.4	1,328	672.3

Notes:

1.	"Gross wells are the number of wells in which Provident has a working interest.
2.	"Net" wells are the aggregate numbers obtained by multiplying each gross well by Provident's working interest therein.
3.	Other wells include service (injectors, disposal and water source) wells and standing (dry or suspended undefined) wells.

Properties with No Attributed Reserves

The following table sets out Provident s total land holdings with no attributed reserves and lease expiries within one year. Provident has no outstanding work commitments.

Expiries Within
Gross	Net	One Year	Work
Area	Area	Net Area	Commitments
acres	acres	acres	acres
669,102	474,192	32,654	0

Forward Contracts

No physical hedges were in place as of December 31, 2008. Hence hedges are not included in the net revenues presented with the reserves.

Abandonment and Reclamation Costs

The future net present values disclosed herein are after well abandonment costs. The expected abandonment costs for each of the next three years and over the life of the reserves based on forecast prices and costs are shown in the following table, both undiscounted and discounted at 10%.

ABANDONMENT COSTS
BASED ON TOTAL PROVED RESERVES
FORECAST PRICES AND COSTS
(McDaniel Price Forecast)
as of December 31, 2008

		Discounted at
	Undiscounted	10%
	(M$)	(M$)
2009	3,400	3,091
2010	5,300	4,380
2011	6,700	5,034
3 year Subtotal	15,400	12,505
Total for all years	133,000	48,300

Downhole abandonment costs for all producing and suspended or shut-in wells and undeveloped locations are included in the estimates of future net revenue. Well abandonment costs are based on average costs experienced in Provident s operating areas.  Well abandonments are scheduled at the end of the economic life of each well. Abandonment of wells that are currently suspended is scheduled at the end of the economic life of each core area. Abandonment costs included in the reserves future net revenue estimates are net of salvage values and do not include surface reclamation costs.  Provident s total undiscounted asset retirement obligation (ARO), which is $348.5 million for Canadian properties, is not reduced by salvage values and includes estimated surface reclamation costs. Hence the ARO is higher than the abandonment costs of $133.0 million that is carried in the reserves.

Tax Horizons

After tax values include the impact of Canadian Federal and Provincial Income taxes.  The impact of Canadian Federal income tax changes that were enacted during 2007 have been incorporated in the reserves evaluation. According to the new tax laws the Trust is expected to be taxable effective January 1, 2011.

Costs Incurred

The following table summarizes the capital expenditures made by Provident on oil and natural gas properties for the year ended December 31, 2008.

	COSTS INCURRED IN 2008
	Property		Exploration	Development
	Acquisition Costs		Costs	Costs
	(M$)	(M$)	(M$)	(M$)
	Proved	Unproved
	Properties	Properties
Canada	25,732	19,691	5,783	179,955
United States	3,649	1,665	-	53,881
Consolidated	29,381	21,356	5,783	233,836

Notes:

1.	Exploration costs include offsetting revenue from sales of seismic data.
2.	Acquisition costs include offsetting revenue from property dispositions.
3.	All costs in Canadian dollars.
4.	U.S. costs based on 100% of the interests of BreitBurn and BreitBurn MLP.

Exploration and Development Activities

The following table sets forth the number of exploratory and development wells which Provident completed during its 2008 financial year.

EXPLORATION AND DEVELOPMENT ACTIVITIES IN 2008

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
CANADA
Oil Wells	5	3.6	65	51.4
Gas Wells	8	3.1	23	10.8
Service Wells	0	0.0	1	1.0
Standing and RR	14	8.3	15	8.4
Dry Holes	1	0.7	1	0.1
TOTAL	28	15.7	105	71.7

Notes:

1.	"Gross wells are the number of wells in which Provident has a working interest.
2.	"Net" wells are the aggregate numbers obtained by multiplying each gross well by Provident's working interest therein
3.	RR means rig released.
4.	Wells with the Lahee classifications of Outpost, New Field Wildcat, New Pool Wildcat and Deeper Pool Test are considered Exploratory wells.

Production Estimates

The following tables set forth the Provident s working interest production estimated for 2009 for the reserves categories noted using forecast prices and costs and constant prices and costs. No single property contributes greater than twenty percent of Provident s 2009 production forecast.

2009 PRODUCTION ESTIMATES - AVERAGE DAILY RATES
FORECAST PRICES AND COSTS (McDaniel Price Forecast)
as of December 31, 2008

				Natural
	Light and		Natural	Gas	Total Oil
	Medium Oil	Heavy Oil	Gas	Liquids	Equivalent
	(bbl/d)	(bbl/d)	(Mcf/d)	(bbl/d)	(boe/d)
Proved Producing	7,104	3,270	74,044	1,025	23,740
Total Proved	7,683	3,394	79,538	1,111	25,445
Proved plus Probable	8,507	4,313	84,479	1,190	28,089

2009 PRODUCTION ESTIMATES - AVERAGE DAILY
RATES CONSTANT PRICES AND COSTS
as of December 31, 2008

				Natural
	Light and		Natural	Gas	Total Oil
	Medium Oil	Heavy Oil	Gas	Liquids	Equivalent
	(bbl/d)	(bbl/d)	(Mcf/d)	(bbl/d)	(boe/d)
Proved Producing	6,797	2,516	72,504	1,015	22,412
Total Proved	7,244	2,516	77,576	1,100	23,789
Proved plus Probable	8,087	2,953	82,592	1,180	25,985

Notes:

1.
BOE may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. BOE conversions of 1:1 were used for Heavy Oil and NGL.

2.
The definition of light, medium and heavy oil for Canada is consistent with the royalty regime of each Province.
Heavy Oil within the province of Alberta includes oil defined as heavy and ultra-heavy in accordance with the
New Royalty Framework, which came into effect on January 1, 2009.

Production History

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by Provident for each quarter of its most recently completed financial year.

	2008 PRODUCTION HISTORY
	CANADA
	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Average Daily Production
Light and Medium Oil (bbl/d)	10,535	10,179	10,109	9,885
Heavy Oil (bbl/d)	1,752	2,315	2,696	2,422
Natural Gas (Mcf/d)	83,970	86,130	85,628	80,450
Natural Gas Liquids (bbl/d)	1,307	1,178	1,195	1,134
Average Net Prices Received
Light and Medium Oil ($/bbl)	78.20	107.88	104.43	48 .90
Heavy Oil ($/bbl)	56.14	93.01	96.03	40 .94
Natural Gas ($/Mcf)	7.61	9.98	8.60	6 .63
Natural Gas Liquids ($/bbl)	72.85	94.59	91.72	47 .64
Royalties
Light and Medium Oil ($/bbl)	14.21	20.83	19.14	8 .69
Heavy Oil ($/bbl)	9.12	16.27	20.73	5 .63
Natural Gas ($/Mcf)	1.48	1.72	1.56	1 .03
Natural Gas Liquids ($/bbl)	18.84	22.93	23.02	12 .45
Production Costs
Light and Medium Oil ($/bbl)	11.51	13.18	14.90	15 .75
Heavy Oil ($/bbl)	17.22	20.82	19.82	22 .87
Natural Gas ($/Mcf)	1.99	2.24	1.91	2 .21
Natural Gas Liquids ($/bbl)	11.96	13.39	11.40	13 .29
Netback Received
Light and Medium Oil ($/bbl)	52.48	73.87	70.39	24 .46
Heavy Oil ($/bbl)	29.80	55.92	55.48	12 .44
Natural Gas ($/Mcf)	4.14	6.02	5.13	3 .39
Natural Gas Liquids ($/bbl)	42.05	58.27	57.30	21 .90
Notes
1. All Pricing and Netbacks exclude Provident's hedging program.

On June 17, 2008 Provident announced that it had sold a portion of its U.S. oil and gas business consisting of its 22 percent interest in the BreitBurn MLP and its 96 percent interest in BreitBurn GP. On August 26, 2008 Provident announced the close of the sale of BreitBurn Energy Company L.P., the remaining portion of its U.S. oil and gas business.  The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by Provident for each quarter up to the completion of these transactions.

	2008 PRODUCTION HISTORY
	UNITED STATES
	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Average Daily Production
Oil and Natural Gas Liquids (bbl/d)	12,817	10,646	1,889	-
Natural Gas (Mcf/d)	75,170	64,311	442	-
Average Net Prices Received
Oil and Natural Gas Liquids ($/bbl)	85.77	106.70	114.38	-
Natural Gas ($/mcf)	8.19	11.04	14.89	-
Royalties
Oil and Natural Gas Liquids ($/bbl)	10.36	12.58	8.96	-
Natural Gas ($/mcf)	1.36	1.84	2.57	-
Production Costs
Oil and Natural Gas Liquids ($/bbl)	18.26	17.92	29.46	-
Natural Gas ($/mcf)	2.90	3.47	4.91	-
Netback Received
Oil and Natural Gas Liquids ($/bbl)	57.15	76.20	75.96	-
Natural Gas ($/mcf)	3.93	5.73	7.41	-

Notes:

1.	Segregated production data between oil and natural gas liquids were not available for United States properties.
2.	All Pricing and Netbacks exclude Provident's hedging program.
3.	All prices, royalties, costs and netbacks in Canadian dollars.
4.	Sale of 22 percent interest in BreitBurn MLP announced June 17, 2008. Sale of BreitBurn Energy Company L.P. closed August 26, 2008.
5.
Per unit data represents information prior to the closing of the sale of BreitBurn Energy Company L.P. on August 26, 2008 and therefore represents 1,963 boe/d or 180,585 boe for the 3 months ended September 30, 2008.

Reserve life Index

The Reserve life Index (RLI) as of December 31, 2008 was determined by applying the average actual production rates for the last quarter of 2008 to the reserve volumes for each reserve category from the McDaniel and AJM evaluations at forecast prices and costs. The following table illustrates the reserve life index for Provident s assets in Canada since December 31, 2004 for the various product and reserve categories.

		Year Ending December 31
Total Crude Oil	2008	2007	2006	2005	2004
Proved Producing	4.9	4.6	4.4	3.9	3.3
Total Proved	5.6	6.2	4.8	4.3	4.0
Proved plus Probable	10.8	11.2	6.8	5.8	5.4
Natural Gas & NGL
Proved Producing	5.3	5.2	5.0	4.4	4.1
Total Proved	6.5	6.3	6.0	5.4	4.9
Proved plus Probable	9.3	8.7	8.3	7.1	6.4
Oil Equivalent
Proved Producing	5.1	4.9	4.8	4.2	3.7
Total Proved	6.1	6.2	5.6	5.0	4.5
Proved plus Probable	10.0	9.7	7.8	6.5	5.9

Notes:

1. Reserve Life Index based on Company share (WI + RI) reserves at forecast prices and costs.

Finding, Development and Acquisition Costs

Finding and development costs (F&D) include all costs to develop reserves, including land and seismic costs. The methodology used to calculate F&D costs under NI 51-101 requires that F&D costs incorporate changes in future development capital (FDC) required to bring non-producing and undeveloped reserves to production.  This capital, which is included in the reserves evaluations, is part of the ongoing development process necessary to bring production on stream and generate cash flow.  Provident s FDC has increased over the past several years with the acquisition of undeveloped reserves and with the 2008 addition of the emerging Pekisko oil play. To provide clarity in the true costs to find and develop reserves, Provident does not include the FDC associated with acquisitions in the F&D costs. However, since FDC is a component of the cost of acquiring reserves Provident does include the FDC associated with acquisitions in the finding, development and acquisition (FD&A) costs.

The aggregate of the development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total F&D costs related to reserves additions for that year. A three-year average of F&D costs is a better reflection of full cycle economics and is therefore a more appropriate view of the cost of reserve additions. The three-year average FD&A cost does include the change in FDC, including acquisitions, over the three year period. Acquisition costs include the cash cost of acquiring reserves and the fair value of liabilities assumed.  Provident has included Goodwill on the corporate acquisitions as part of the purchase price allocation, and therefore forms part of the costs of acquiring the reserves.

The following table presents the details of the 2008 Finding, Development and Acquisition cost calculation and illustrates the impact of including the change in future development capital in the calculation.

COGP 2008 Finding, Development and Acquisition Costs
		Reserve
		Additions
		including	F&D
	Capital	Revisions	Costs
	(s000)	Mboe	$/boe(2)
Finding and Development Costs
Total Proved
Capital Expenditures (a)	$205,429	4,149	$49.51
Change in FDC (b)	(620)
Total F&D including change in FDC	$204,809	4,149	$49.36
Proved plus Probable
Capital Expenditures (a)	$205,429	5,610	$36.62
Change in FDC (b)	(2,080)
Total F&D including change in FDC	$203,349	5,610	$36.25

Finding, Development and Acquisition Costs
Total Proved
Capital Expenditures and Acquisition Costs (a)	$231,161	4,858	$47.58
Change in FDC (b)	3,800
Total FD&A including change in FDC	$234,961	4,858	$48.36
Proved plus Probable
Capital Expenditures and Acquisition Costs (a)	$231,161	6,657	$34.73
Change in FDC (b)	3,700
Total FD&A including change in FDC	$234,861	6,657	$35.28

Details of Capital and FDC
(a)	Total F&D Costs ($000s)
	2008 Oil and Gas Capital Expenditures	$205,429
	Property Acquisitions (net of dispositions)	25,732
	Corporate Acquisitions	-
	Total Oil and Gas FD&A costs	$231,161
(b)	Change in Future Development Costs ($000s)		Proved
		Total	plus
		Proved	Probable
	FDC as of 2008-12-31	$165,400	$221,800
	FDC as of 2007-12-31	161,600	218,100
	Change in FDC for FD&A Calculation	$3,800	$3,700
	FDC of Acquired Properties	4,420	5,780
	Change in FDC for F&D Calculation	$(620)	$(2,080)

The following table presents the details of the three-year average Finding, Development and Acquisition cost calculation and illustrates the impact of including the change in future development capital in the calculation.

COGP Three-year Finding, Development and Acquisition Costs
		Reserve
		Additions
		including	F&D
	Capital	Revisions	Costs
	($000s)	Mboe (1)	$ /boe (2)
Finding and Development Costs

Total Proved
Capital Expenditures (a)	$355,064	10,789	$32.91
Change in FDC (b)	(4,121)
Total F&D including change in FDC	$350,944	10,789	$32.53

Proved plus Probable
Capital Expenditures (a)	$355,064	11,753	$30.21
Change in FDC (b)	(2,839)
Total F&D including change in FDC	$352,225	11,753	$29.97

Finding, Development and Acquisition Costs
Total Proved
Capital Expenditures and Acquisition Costs (a)	$1,523,076	45,528	$33.45
Change in FDC (b)	140,700
Total FD&A including change in FDC	$1,663,777	45,528	$36.54

Proved plus Probable
Capital Expenditures and Acquisition Costs (a)	$1,523,076	70,269	$21.68
Change in FDC (b)	187,271
Total FD&A including change in FDC	$1,710,347	70,269	$24.34

Details of Capital and FDC
(a)	Total F&D Costs ($000s)
	Oil and Gas Capital Expenditures	$355,064
	Property Acquisitions (net of dispositions)	571,769
	Corporate Acquisitions	596,243
	Total Oil and Gas FD&A costs	$1,523,076
(b)	Change in Future Development Costs ($000s)		Proved
		Total	plus
		Proved	Probable
	FDC as of 2008-12-31	$165,400	$221,800
	FDC as of 2005-12-31	24,700	34,529
	Change in FDC for FD&A Calculation	$140,700	$187,271
	FDC of Acquired Properties	144,821	190,110
	Change in FDC for F&D Calculation	$(4,121)	$(2,839)

The following table presents F&D and FD&A costs for both proved and proved plus probable reserves for Canada for the year ending December 31, 2008 and the prior two years. The three-year-average is also included.

COGP Finding, Development and Acquisition Costs(1) (2)
Including Future Development Costs

F&D Costs per boe
	3-year
Proved	Average (3)	2008	2007	2006
Including revisions	32.53	49.36	20.39	25.06
Excluding revisions	30.44	35.70	25.55	24.76
Proved plus Probable
Including revisions	29.97	36.25	24.42	23.99
Excluding revisions	23.39	28.75	20.23	16.80

FD&A Costs per boe
	3-year
Proved	Average (3)	2008	2007	2006
Including revisions	36.54	48.36	39.76	30.11
Excluding revisions	35.96	36.45	41.48	30.07
Proved plus Probable
Including revisions	24.34	35.28	23.31	23.04
Excluding revisions	23.25	28.93	22.85	22.12

Notes:

1.	F&D costs are based on Company share reserves.
2.
BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

3.	Three year average is the average of 2006, 2007 and 2008 calculated based on the total capital and total reserves over the three-year time period.

FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS
ON RESERVES DATA AND OTHER INFORMATION

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Provident Energy Trust (the "Trust") are responsible for the preparation and disclosure of information with respect to the Trust’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2008 estimated using forecast prices and costs.

Independent qualified reserves evaluators have evaluated the Trust’s reserves data.  The reports of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the board of directors of the Trust has:

(a)	Reviewed the Trust’s procedures for providing information to the independent qualified reserves evaluators;

(b)	Met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c)	Reviewed the reserves data with management and the independent qualified reserves evaluators.

The Reserves Committee of the board of directors has reviewed the Trust’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management.  The board of directors has, on the recommendation of the Reserves Committee, approved:

(a)	The content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b)	The filing of Forms 51-101F2 which are the reports of the independent qualified reserves evaluators on the reserves data; and

(c)	The content and filing of this report.

Provident Energy Ltd. 2100, 250 – 2nd Street SW, Calgary, AB T2P 0C1 tel. (403) 231-6710 fax. (403) 294-0111
www.providentenergy.com

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

“signed”
____________________________
Thomas W. Buchanan
President and Chief Executive Officer

“signed”
____________________________
Daniel J. O’Byrne
Executive Vice President, Operations
and Chief Operating Officer

“signed”
___________________________
John B. Zaozirny
Chairman of the Board

“signed”
___________________________
Jeffrey T. Smith
Director

Date: March 11, 2009

Provident Energy Ltd. 2100, 250 – 2nd Street SW, Calgary, AB T2P 0C1 tel. (403) 231-6710 fax. (403) 294-0111
www.providentenergy.com